ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 39119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRAZOS SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

    4140 LEMMON AVE, SUITE 260
                (No. and Street)

DALLAS, TEXAS 75219
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BILLY F. SIMS, JR.   (214) 827-5960
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    JOHN H. ZALE, CPA
               (Name – if individual, state last, first, middle name)

    5950 BERKSHIRE LANE, SUITE 1480   DALLAS, TEXAS   75225
    (Address)   (City)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___BILLY F. SIMS, JR.___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BRAZOS SECURITIES, INC.___ , as of ___DECEMBER 31___ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SARI CANDAS
Notary Public, State of Texas
My Commission Expires 07-30-07

_____
Signature

___PRESIDENT___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRAZOS SECURITIES, INC.

ATTACHMENT TO FACING PAGE

YEAR ENDED DECEMBER 31, 2004

Statement filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d) (1).

Brazos Securities, Inc. is exempt from the provisions of SEC Rule 15c3-3 under exemption (k) (2) (ii). All customer transactions are cleared through another broker dealer on a fully disclosed basis.

As of December 31, 2004 no material differences existed between the Computation of Net Capital under rule 15c3-1 and the computation of Net Capital under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

BRAZOS SECURITIES, INC.

DECEMBER 31, 2004 AND 2003

CONTENTS

JOHN H. ZALE

CERTIFIED PUBLIC ACCOUNTANT   MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

5950 BERKSHIRE LANE, SUITE 1480   DALLAS, TEXAS 75225
TEL. (214) 987-1199   FAX (214) 987-1175

The Board of Directors
BRAZOS SECURITIES, INC.
Dallas, Texas

Gentlemen:

I have audited the accompanying balance sheets of Brazos Securities, Inc. as of December 31, 2004 and 2003 and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The computation of net capital in the Supplementary Information is not a required part of the basic financial statements. However, I have audited the information in conjunction with the audit of the aforementioned financial statements.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of BRAZOS SECURITIES, INC. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

John H. Zale
Certified Public Accountant

Dallas, Texas
February 24, 2005

BRAZOS SECURITIES, INC.

BALANCE SHEETS
December 31, 2004 and 2003

ASSETS	2004	2003
Current Assets:		
Cash	$ 29,537	$ 45,654
Accounts Receivable	100	3,602
Commissions Receivable	15,541	6,685
Deferred FIT Receivable	0	0
Investments	74,102	73,890
	119,280	129,831
Property, plant, and equipment:		
Office Equipment	7,355	7,355
Accum. Amort. - Office Eqpt.	(5,648)	(5,248)
Software	3,436	3,436
Accum. Amort. - Software	(3,436)	(3,436)
	1,707	2,107
Other assets:		
Deposits	10,094	10,034
TOTAL ASSETS	$131,081	$141,972

LIABILITIES & STOCKHOLDER'S EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 25,305	$ 39,208
Margin Account Payable	0	0
Payroll Taxes Payable	4,362	1,708
Accrued Liabilities	0	0
Commissions Payable	0	0
Income Taxes Payable	0	0
Deferred Income Taxes	0	0
	29,667	40,916
Long Term Liabilities:		
Note Payable - Subordinated	68,800	68,800
Total Liabilities	98,467	109,716

STOCKHOLDER'S EQUITY		
Common Stock - authorized 1,000,000 shares of $1.00 par value; issued and outstanding - 1,000 shares	1,000	1,000
Additional Paid-In Capital	17,700	17,700
Retained Earnings	13,914	13,556
Total Stockholder's Equity	32,614	32,256
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$131,081	$141,972

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2004 and 2003

	2004	2003
INCOME:		
Commissions	$ 351,839	$ 313,509
Dividends	0	0
Interest	3,628	11,165
Unrealized Gain (Loss) on Investments	212	385
Capital Gain (Loss) on Investments	0	0
Other Income	0	0
	355,679	325,059
EXPENSES:		
Commissions	153,093	200,458
Cost of Clearing	28,894	29,941
Regulatory Expenses	2,080	515
Other Operating Expenses	171,212	94,827
	355,279	325,741
Net Income (Loss) Before Income Taxes	400	(682)
INCOME TAX PROVISION:		
Current	42	0
Deferred	0	0
	42	0
NET INCOME (LOSS)	$358	($682)

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
Increases (Decreases) in cash		
Cash flows from operating activities		
Net income (loss)	$ 358	$ (682)
Adjustments to reconcile net earnings to net cash used by operating activities		
Depreciation and amortization - Current	400	400
Depreciation and amortization - Assets Sold		
Changes in operating assets and liabilities, net		
(Incr.) dec. in accounts receivable	3,502	(3,602)
(Incr.) dec. in commissions receivable	(8,856)	10,151
(Incr.) dec. in deferred FIT receivable	0	0
(Increase) decrease in deposits	(60)	0
Increase (decrease) in payables	(11,249)	22,338
Incr. (dec.) in margin acct payable	0	0
Incr. (dec.) in accrued liabilities	0	0
Incr. (dec.) in income taxes pybl.	0	0
Incr. (dec.) in dfd. inc. tax pybl.	0	0
Incr. (dec.) in note payable	0	0
Net cash provided by (used in) operating activities	(15,905)	28,605
Cash flows from investing activities		
(Increase) decrease in investments	(212)	(107)
(Increase) dec. in property, equipment-net	0	0
Cash flows provided by (used in) investing activities	(212)	(107)
Cash flows from financing activities		
Equity contributions	0	0
Cash flows provided by (used in) financing activities	0	0
NET INCREASE (DECREASE) IN CASH	(16,117)	28,498
Cash at beginning of year	45,654	17,156
Cash at end of year	29,537	45,654

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Number Shares Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at December 31, 2003	1000	$1,000	$17,700	$13,556	$32,256
Net income for year				358	358
Balance at December 31, 2004	1000	$1,000	$17,700	$13,914	$32,614

The accompanying notes are an integral part of these statements

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Company is engaged in the securities broker-dealer industry. The Company clears equity securities trades through a correspondent broker-dealer.

   Property, plant and equipment is stated at cost. Depreciation of plant and equipment is provided for over the estimated useful lives of the respective assets on the straight line basis for financial reporting purposes.

   Revenue is recognized when commissions or other income are earned.

   For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

2. FEDERAL INCOME TAX

   As required by Statement No. 109 of the Financial Standards Board, issued in February 1992, which required adoption for fiscal years beginning after December 15, 1992, the Statement has been applied as of the beginning of the fiscal year and prior years may be restated. The cumulative effect of the change has no material effect on the financial statements. Statement No. 109 requires differences arising from the different methods used to recognize income for financial reporting and income tax purposes using enacted rates in effect for the year which the differences are expected to reverse.

   Deferred income taxes are provided for the tax effects of differences resulting from computing depreciation using the straight-line method over the estimated useful lives for financial statements, compared to using the accelerated cost recovery methods for federal income tax purposes.

3. LEASING ARRANGEMENTS

   The company leases office space on a month-to-month basis. Rental expense for the periods 2004 and 2003 was $9,600 and $9,600, respectively.

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

4. INVESTMENTS

Marketable securities at December 31, 2004, are carried at market value of the securities. The cost of marketable securities at December 31, 2004 was $73,122, the gross unrealized gains pertaining to these securities were $979.

Non-marketable securities at December 31, 2004, are carried at cost of $72,100. On April 7, 2000 and January 18, 2001 the Company invested $3,300 and $68,800, respectively, in a private placement of common stock and warrants to purchase common stock of the NASDAQ Stock Market, Inc.

5. CLEARING DEPOSITS

The company is required by the clearing broker dealer to maintain a deposit with the broker dealer to clear transactions for the Company. The clearing deposit at December 31, 2004 and December 31, 2003 was $10,094 and $10,034, respectively.

6. RELATED PARTY TRANSACTIONS

At December 31, 2004 the company was liable to an officer and principal shareholder of the company in the amount of $68,800 representing a subordinate note payable corresponding to the purchase common stock and warrants of the NASDAQ Stock Market, Inc.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the company had capital of $27,233 which was $22,233 in excess of required net capital of $5,000.

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

8. SUBSEQUENT EVENTS

On January 31, 2005, the note payable discussed in footnote 6 in the amount of $68,800, was converted to Additional Paid-in Capital by the principal shareholder of the company.

BRAZOS SECURITIES, INC.

SUPPLEMENTAL INFORMATION

FOCUS REPORT – PART IIA

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

DECEMBER 04 FOCUS

BRAZOS SECURITIES, INC.
NET CAPITAL COMPUTATION
MONTH ENDING: **12/31/2004**

TOTAL ASSETS	131,080.74	
LESS LIABILITIES (Current) (AI)	(29,666.36)	
UNREALIZED GAIN/(LOSS) ON INVESTMENT ACCOUNT	0.00	(Included in Total Assets)
NET WORTH	101,414.38	
LESS NONALLOWABLE ASSETS:		
A/R-TRADE	(193.89)	
ADVANCES	0.00	
Def FIT RECEIVABLE	0.00	
DEPOSITS	0.00	
NON-MARKETABLE SEC.	(72,100.00)	
EQUIPMENT	(1,707.02)	
TENTATIVE NET CAPITAL	27,413.47	
HAIRCUT ON INVESTMENT ACCT.	(180.15)	
UNDUE CONCENTRATION HAIRCUT	0.00	
NET CAPITAL	27,233.32	
LESS REQUIRED CAPITAL	(5,000.00)	
EXCESS NET CAPITAL	22,233.32	
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO	-108.9341%	

BRAZOS SECURITIES, INC.

LETTER TO MANAGEMENT ON INTERNAL CONTROL

AND ACCOUNTING PROCEDURES

DECEMBER 31, 2004

JOHN H. ZALE

CERTIFIED PUBLIC ACCOUNTANT   MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

5950 BERKSHIRE LANE, SUITE 1480   DALLAS, TEXAS 75225
TEL. (214) 987-1199   FAX (214) 987-1175

Board of Directors
Brazos Securities, Inc.

In planning and performing my audit of the financial statements of Brazos Securities, Inc.
(the Company) for the year ended December 31, 2004, I considered its internal control
structure, including procedures for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making
periodic computations of aggregate indebtedness (or aggregate debits) and net capital under
rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive
provisions of rule 15c3-3. I did not review the practices and procedures followed by the
Company in making the quarterly securities examinations, counts, verifications and
comparisons, the recordation of differences required by rule 17a-13 or in complying with the
requirements for prompt payment for securities under section 8 of Regulation T of the Board
of Governors of the Federal Reserve System, because the Company does not carry security
accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the previous paragraph and to
assess whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. Two of the procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in
accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional
objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dallas, Texas
February 24, 2005